

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 25, 2008

Via U.S. Mail and Fax

Mr. Shehryar Wahid
Chief Financial Officer, Secretary, Treasurer and Chief Operations Officer
New World Brands, Inc.
340 W. 5th Avenue
Eugene, OR 97401

> **RE: New World Brands, Inc.**
> **Form 10-KSB/A for the year December 31, 2007**
> **September 24, 2008**
> **File no. 33-91432**

Dear Mr. Wahid:

We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief